Corporate & Shareholder Services

April 29, 2004

Filed Via SEDAR

Alberta Securities Commission

British Columbia Securities Commission

Saskatchewan Securities Commission

Manitoba Securities Commission

Ontario Securities Commission

Commission des valeurs mobilieres du Quebec

Nova Scotia Securities Commission

Toronto Stock Exchange

Dear Sirs:

Subject:  Enterra Energy Trust (the “Trust”)

We hereby confirm the following materials were sent by prepaid first class mail on April 26, 2004 to the registered Unitholders of the Trust:

1.

2003 Annual Report

2.

Notice of Annual and Special Meeting of Shareholders / Information Circular dated April 21, 2004

3.

Instrument of Proxy

4.

2004 Supplemental Mailing List Return Card

5.

Return Envelope

We further confirm that copies of the above-noted materials were sent by courier on April 26, 2004 to each intermediary holding units of the Trust who responded to the search procedures pursuant to Canadian Securities Administrators’ National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer.

We further confirm that copies of items 1,2,4 and 5 as noted above, together with a copy of the Voting Direction for Holders of Exchangeable Shares, were sent by prepaid first class mail on April 26, 2004 to the registered Exchangeable Shareholders.

In compliance with regulations made under the Securities Act, we are filing this material with you in our capacity as agent for the Corporation.

Yours truly,

OLYMPIA TRUST COMPANY

“signed”

Debby Hon

Corporate Administrator

Corporate & Shareholder Services

cc:	Enterra Energy Trust Attention: Lynn Wiebe

2300, 125 – 9th Avenue SE, Calgary, AB  T2G 0P6  Tel. (403) 261-0900 Fax (403) 265-1455